UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Completion of JD’s Subscription of JD Logistics Shares

JD.com, Inc. (the “Company”), a leading supply chain-based technology and service provider, today has completed its subscription of 261,400,000 ordinary shares of JD Logistics, Inc. (HKEx: 2618), a consolidated subsidiary of the Company, for a total purchase price of approximately US$692 million or approximately RMB4,411 million in cash, which was previously announced by the Company on March 25, 2022. Upon the completion, the Company maintains its shareholding in JD Logistics at approximately 63.56%, and continues to consolidate JD Logistics’ financial results into its financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.
By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Financial Officer

Date: May 26, 2022